Filed Pursuant to Rule 424(b)(3)

Registration No. 333-277103

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 7 DATED AUGUST 15, 2025

TO THE PROSPECTUS DATED APRIL 7, 2025

We are providing this Supplement No. 7 to you in order to supplement our prospectus dated April 7, 2025 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

Our Portfolio

The following disclosure supersedes and replaces the section “Our Portfolio—Douglas Machine Corp.”, which first appear on page 97 of the Prospectus, to correct a scrivener’s error in Supplement No. 6 to the Prospectus that was previously filed with the Securities and Exchange Commission (“SEC”) on August 8, 2025.

Douglas Machines Corp.

Overview. On October 7, 2021, we, through our wholly-owned subsidiary, DM Strategic Capital EquityCo, LLC, acquired an approximately 90% indirect equity ownership interest in the capital stock of Douglas Machines Corp. Subject to such adjustments, we paid approximately $35.5 million at closing for our portion of our equity ownership interest in the capital stock of Douglas. Additionally, through a Note Purchase Agreement dated October 7, 2021, we, through our wholly-owned subsidiary, DM Strategic Capital DebtCo, LLC, made an approximately $15.0 million debt investment in Douglas in the form of senior secured notes.

Company Overview. Founded in 1979 and headquartered in Clearwater, Florida, Douglas is a manufacturer of innovative and customizable commercial cleaning and sanitizing equipment to the food, pet food, nutraceutical and industrial end-markets in the United States. Many of these end-markets, and in particular, food safety, are subject to increasingly stringent regulations, further accelerated by the COVID-19 pandemic. We believe that Douglas’ product offering offers a potentially high return on investment for its customers, typically generating savings in labor and water costs.

Exit. On August 1, 2025, DM Strategic Capital EquityCo, LLC, sold its approximately 90% indirect equity ownership interest in the capital stock of Douglas to an unaffiliated third-party buyer for aggregate consideration of approximately $37.6 million, subject to certain customary escrow related hold-backs and post-closing adjustments. In connection with this sale, our debt investment of approximately $15.0 million in Douglas in the form of senior secured notes was repaid in full and extinguished.

Suitability Standards

The following disclosure restates existing disclosure for administrative purposes from Supplement No. 2 to the Prospectus that was previously filed with the SEC on May 9, 2025, under the section “Suitability Standards”, which appears on page ii of the Prospectus.

Ohio – It shall be unsuitable for Ohio residents to invest more than 10% of their liquid net worth in the issuer, affiliates of the issuer, and in any other non-traded direct participation programs. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles, minus total liabilities) comprised of cash, cash equivalents and readily marketable securities. The condition also does not apply to purchasers who meet the definition of an accredited investor as defined in rule 501(a) of Regulation D under the Securities Act of 1933, as amended.